Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
     This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of Sirius’s and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Sirius and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of Sirius and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Sirius and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause Sirius’s and XM’s results to differ materially from those described in the forward-looking statements can be found in Sirius’s and XM’s Annual Reports on Form 10-K for the year ended December 31, 2005, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Sirius and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information Will be Filed with the SEC
     This communication is being made in respect of the proposed business combination involving Sirius and XM. In connection with the proposed transaction, Sirius plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Sirius and XM plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Sirius and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE JOINT PROXY

STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
          Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Sirius and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, NE Washington, DC 20002, Attention: Investor Relations.
          Sirius, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Sirius’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the SEC on March 13, 2006, and its proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on April 21, 2006, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2005, which was filed with the SEC on March 3, 2006 and its proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on April 25, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
***
The following is a transcript of an investor conference call held on February 20, 2007.

SIRIUS Satellite Radio & XM Satellite Radio to Combine in Merger of Equals
February 20, 2007

Corporate Speakers
• Mel Karmazin	Sirius Satellite Radio	CEO
• Gary Parsons	XM Satellite Radio	Chairman

Participants
• Robert Peck	Bear Stearns	Analyst
• Benjamin Swinburne	Morgan Stanley	Analyst
• Bryan Kraft	Credit Suisse	Analyst
• Jonathan Jacoby	Banc of America Securities	Analyst
• Tom Watts	Cowen & Company	Analyst
• Barton Crocket	JPMorgan	Analyst
• Vijay Jayant	Lehman Brothers	Analyst
• David Bank	RBC Capital Markets	Analyst
• Laraine Mancini	Merrill Lynch	Analyst

PRESENTATION
Operator: Good day, ladies and gentlemen. Thank you for standing by. Welcome to today’s conference call to discuss the merger of Sirius Satellite Radio and XM Satellite Radio. With us today we have Mel Karmazin, Chief Executive Officer of Sirius Satellite Radio and Gary Parsons, Chairman of XM Satellite Radio. [OPERATOR INSTRUCTIONS]
As a reminder, this conference is being recorded. Before we begin, I would like to remind everyone that certain information on this call may contain forward-looking statements. For a detailed description of this information, please refer to slide two and three of the presentation, which can be found on Sirius and XM’s website, and will also be filed with the Securities and Exchange Commission.
I would now like to turn the call over to Mr. Mel Karmazin, Chief Executive Officer of Sirius Satellite Radio. Please go ahead, sir.
Please stand by. Your conference will begin momentarily.
I would now like to turn the call over to Mr. Karmazin, Chief Executive Officer of Sirius Satellite Radio. Please go ahead, sir.
Mel Karmazin: Okay, well, hopefully the volume of calls that caused the problem is over and I have no problem with the pronunciation of my name. I want to thank you all for joining us today. I’m happy to be joined by Gary Parsons, Chairman of XM Satellite Radio here.
I know I speak for everyone at XM and Sirius when I say that we are all very excited about this announcement and the many benefits this combination will provide to all of our stakeholders. Before we move into the slide presentation, I’d like to make some general remarks about yesterday’s announcement.
As you all know, and has been widely speculated by analysts and the media, our two companies have been interested in this combination for quite some time. With the hard work of all our employees and advisers, we’re excited to be able to formally announce this merger.
We believe that this is the next logical step in the evolution of satellite radio. Together, our best-in-class combined management team and programming content will create unprecedented choice for consumers, while creating long-term value for shareholders of both companies. With that, we’ll turn to the presentation and then we will be happy to open up the call for your questions.
Today, with this announcement, we are excited to review the many benefits that a Sirius and XM combination delivers to our consumers and shareholders. For one, in today’s expanding audio entertainment market, consumers have a huge array of choice, and sometimes they don’t want to settle for one if they can’t have the other. We expect to solve this problem by providing best-of-breed programming and the acceleration of innovative services and products.
We are part of a highly competitive and rapidly evolving marketplace. As Gary will discuss in greater detail, consumers today have a significantly broader range of audio entertainment options from which to choose than was the case when our businesses were conceived over 10 years ago.
Together, the combined company will be better positioned to compete in our dynamic industry. It almost goes without saying that as one company, we will have the absolute best, most experienced team to take the company forward. We will assemble the brightest minds and creative genius from both companies.
We also see the potential for meaningful value creation through cost savings that Wall Street analysts estimate could total between $3 billion and $7 billion. We will talk about this in greater detail a little later in the presentation, but I’ll comment now on its implication on our business. The combination of the fixed components of our two operating expense structures will generate considerably greater operating leverage, meaning that as the combined business grows, a greater portion of revenue will be realized as cash flow.
This will be reflected in our cash flow-generating ability going forward. We will deliver more cash flow, and deliver it faster, in combination than we would as stand-alone companies. This combination is premised on our loyal subscribers and listeners. As a single company, we expect to provide current and future subscribers the best audio content out there.
Currently, XM and Sirius broadcast a wide range of commercial-free music channels, exclusive and non-exclusive sports coverage, news, talk, and entertainment programming. You all know the names.
With an enhanced programming lineup, the combined company expects to offer more diverse programming for underserved interests. For our subscribers, the true benefit is that we expect to offer the best content from both companies.
As I’ll discuss in greater detail on the next slide, an important element of our enhanced consumer proposition is the combined focus we’ll have on designing the best products, coverage and innovative services for subscribers.
Through the benefits of combining our research and development, we will be able to design and introduce radios and transmission infrastructure that will contribute to giving satellite radio subscribers the best experience in audio entertainment. Specifically, we will be able to speed the introduction of radios offering content from both of our services today, something that has been commercially challenging as separate companies.
Our radios will be smaller, lighter, simpler, and cooler than what each company has today. Over time, we will look to combine our satellite and terrestrial transmission infrastructure to deliver the broadest range of content and the highest level of service quality. Finally, we’ll use our combined resources to improve upon our nascent non-audio services, like Backseat Video, real-time traffic and weather, and other infotainment-style data services.
As we will illustrate in this presentation, this is a very doable transaction, with multiple benefits that extend to all stakeholders. Right now, I’m going to talk about what the merger brings to the two companies’ owners, its shareholders. The financial benefits from overlaying the two companies’ operating and capital cost structure are unique to this combination.

I’ll go through them in detail on the next slide, but we believe they are both significant in magnitude and very achievable. Satellite radio has always been a growth story, but as a combined company, as I discussed, it will be a growth story with an ability to deliver cash flows and earnings faster.
Third, we will have the capacity to expand our addressable market by offering more compelling content to a greater proportion of the population. Our goal is to have as many people in this country look to us as a source of content relevant to them. I’m sure that the regulatory approval process is on everybody’s mind, and I can assure you that both companies have done all our homework on this issue.
We believe there is a solid basis for approval and are committed to work with the regulatory agencies to ensure approval. Gary will discuss this in more detail later in the presentation. You have all heard the expression one plus one equals three, and that is a good way to illustrate the significant cost savings that this transaction yields.
The synergy value of the transaction equals or exceeds the market capitalization of either Sirius or XM as a stand-alone entity. There simply is no other transaction that could generate a similar magnitude of value.
This transaction will enhance the long-term financial success of satellite radio by allowing the merged entity to better manage its cost through the optimization of almost every cost item on the income statement. G&A, sales and marketing, subscriber acquisition, research and development, product development, manufacturing, inventory, programming, operating, infrastructure.
Over the long-term, the combined company will derive significant additional value by procuring its future generation satellites as a single entity and by deploying a single terrestrial infrastructure.
Looking at the next slide, which would be number 10, given the combined year-end 2006 subscription figures for both companies, the merged company will be significantly more attractive to large national advertisers. AM-FM radio advertising is a $20 billion industry.
XM and Sirius compete for this advertising spend and in 2006 took a fraction of it. Advertisers look for reach, and as one company, we will have twice the reach of what either company has on its own, and as a consequence access to a greater number of advertising accounts than we have on our own.
At the same time, we see an opportunity to capture savings on our respective advertising sales expense as we combine these operations. Sirius and XM currently have about 14 million subscribers, and that number is growing every day.
The graph on the left of slide 11 shows a compounded annual growth rate for the year-end industry subscriptions of 147% for the last four years. This is one of the most impressive subscriber growth stories in the history of any technology. The chart on the right shows that satellite radio, only after five years into its launch has experienced faster consumer adoption than either satellite TV or cell phones in the years following their respective launches and still has plenty of headroom.
This growth is directly reflected in our revenue growth, with revenues rising to an estimated $1.5 billion this year between the two companies, close to doubling the comparable figure in 2005. During the last few years, both companies have pursued similar growth objectives and both have largely executed our goals.
In combining our companies, we are absolutely convinced that we are creating a company with tremendous potential and we are confident that we will be able to quickly and successfully integrate the two companies to deliver the greatest programming choices to our existing and new subscribers.
At the same time, we will accelerate the delivery of innovative services and products. As a result, XM and Sirius will be better positioned to compete effectively in the rapidly evolving audio entertainment industry. We have an increased advertising reach, given that the merged company is significantly more attractive to national advertisers. We will see enhanced financial performance through the realization of cost synergies and enhanced operating leverage, resulting in accelerated free cash flow generation.
And, finally, both Sirius and XM share common histories, strategies, core values, and outlooks for the future. I am confident that we have the right strategy and an unmatched pool of talent from both organizations, all of which will propel the combined company to the next level of performance and create significant value for all of our stakeholders.
Before I turn the call over to Gary, let me briefly discuss the management structure of the combined company. We will of course benefit from a highly experienced management team taken from both companies, with extensive industry knowledge in radio, media, consumer electronics, OEM, engineering and technologies.
While both companies will continue to operate independently until the transaction is completed, we will be working together to determine the combined company’s corporate name and headquarters location. As you know, marketing is an important part of both of our businesses and both companies do it very well.
We will also be working together in the coming weeks and months to develop the best branding and marketing strategy for the combined company. There are important issues that will benefit from our collective talent and strengths, and now that the transaction is announced, we can begin working on them together.
Now I’d like to turn the call over to Gary.
Gary Parsons: Thanks very much, Mel, and thanks all of you for joining us this morning. I share Mel’s sentiment that this is a very exciting day in our history and we look forward to executing on the many new growth opportunities that an XM and Sirius combination will provide to consumers, as well as our other stakeholders.
As you have just heard, combined Sirius-XM will provide consumers with enhanced content, greater choices, and accelerated technological innovation. Together, we will be better positioned to compete effectively amid the continually expanding array of entertainment alternatives that consumers have embraced since the FCC first granted our satellite radio licenses a decade ago.
And, of course, we believe that it will create significant value for our shareholders. Now let’s turn to slide 14. Under the terms of the agreement, Sirius and XM will combine in a tax-free, all-stock merger of equals.
XM shareholders will receive a fixed exchange ratio of 4.60 shares of Sirius common stock for each share of XM they own. And on a pro forma basis, XM and Sirius shareholders will each own half of the combined company.
From a governance standpoint, I will serve as Chairman of the combined company and Mel will be the CEO. The board will consist of 12 directors, including Mel and me, four independent members, designated by each company, as well as one representative from each of General Motors and American Honda.
The transaction, of course, requires customary approvals, including that of both companies’ respective shareholders, as well as regulatory approval. We expect the transaction to close by the end of this year.
Let me also note that Hugh Panero, XM’s CEO, will continue at that position at XM through closing and will be important in shepherding this whole process through the approval process. On a personal note, I want to recognize Hugh’s enormous leadership role over all of these years and the creation and the growth of satellite radio. Hugh is both a friend and a talented executive, and all of us at XM owe him a lot.
On the next slide, let me talk for a minute about how we view this transaction from a regulatory standpoint. The regulators have an important job to do, and the most important question they will ask is what does this merger mean for consumers? As we have already highlighted, we have no doubt that consumers will be big winners in this transaction.
Consumers will have more choice, a greater range of programming, the best content, and the best devices from both platforms. In short, they will be getting more of what they want, significantly expanded channel capacity, to allow more diverse programs, as well as an enhanced ability to pick and choose the channels and content they want on a more a la carte basis.
Satellite radio today competes not just with AM-FM radio, a service, by the way, offered for free and which exists in virtually every home and car in the country, but with a number of other new and emerging audio formats.
In addition to the 223 million weekly AM-FM radio listeners in the United States, 1,000 HD radio stations are broadcasting digital radio. Internet radio is easily accessible, both wirelessly and in most homes. DVS and cable audio services are also commonplace in most homes, and iPods and other downloading devices and digital music devices have absolutely redefined portable audio.
And, of course, we’re aware cell phones are morphing by the moment into audio entertainment devices. Car manufacturers are rapidly installing jacks for MP3 players in new vehicles, and services such as WiMAX and Media Flow are emerging as high-bandwidth, long-range content, and data transmission technologies.
Competition in this market is robust and we’re seeing new entrants on a regular basis as disruptive technologies continue to emerge. It’s also important to understand that satellite radio has the burden of selling not just the service, but a device as well, whereas standard radio options offer a free service and essentially a free device.
The vast majority of people do not really buy a radio, they buy a clock or a car or a TV, even a cable subscription or a computer, and with it comes a radio and subscription-free audio. On slide 16, note that this accelerating level of competition will exist post-merger and will provide an inherent check on programming choices and consumer pricing.
The long-term success of this business rests on growing our subscriber base. We can’t continue to attract new subscribers if we are not meeting consumer expectations on both price and programming. It’s just that simple.
In this instance, efficiencies are another important measure as we talk about competition. The efficiencies from this merger are substantial and will without question allow us to compete more effectively. Satellite radio has enormous fixed costs, as demonstrated by the $6 billion in accumulated combined losses between the two companies.
Improved efficiencies will allow the new company to achieve cost reductions and deliver a better product. The next slide makes the case vividly. For those of you who may have traded in your Walkman or CD player for the next generation of audio devices, like iPods or MP3 players, or simply for those of you who may listen to music online, you know firsthand how the marketplace has evolved since we were first granted our licenses a decade ago in 1997.
Today, in addition to existing competition from free over-the-air AM-FM radio, as well as iPods and mobile phone streaming, satellite radio faces new challenges from the rapid growth of HD radio, Internet radio, and next-generation wireless technologies.
On slide 18, let me take a minute to actually put satellite radio and satellite radio’s numbers into context. The reality is that competition today is across a wide range of different services and technologies that offer audio entertainment.

XM and Sirius are competing for consumers’ attention and entertainment dollars from multiple products and services in the highly competitive and rapidly evolving audio entertainment marketplace.
Just look at the overarching numbers. For example, there are 237 million vehicles in the United States, each of which offer free AM and FM radio. There are another 230 million PCs in use that can access programming online, 223 million weekly AM and FM radio listeners in the United States, and tens of millions of iPods and cell phones for music listening, podcasts, stock quotes, news, talk and information.
Against that backdrop, satellite radio is still a small player by comparison with moderate market share against these giants, but, clearly, we see a lot of opportunity for growth and believe that that growth will be faster and our service offerings will be more competitive on a combined basis.
We expect to be working closely with the appropriate regulatory authorities in the coming weeks and months. As Mel noted earlier, we believe there is a solid basis for approval, so we remain confident that regulatory approvals will be received and that we’ll be able to close the transaction in a timely manner.
Now, on the last slide, let me quickly touch on the roadmap to completion of this deal, which is on slide 19. XM and Sirius have executed a definitive merger agreement, which we will now file with the SEC in the coming days. The transaction requires approval from both companies’ shareholders, and we expect that can be completed in the next four to six months. And following regulatory approval, the companies expect the transaction to be completed by the end of 2007.
Obviously, we will move as fast as we can on all of these fronts and begin delivering the benefits of this combination to consumers and to our respective shareholders. On the final slide, what we want to illustrate is a consistent theme throughout the presentation and, frankly, a driving force behind the combination.
The combined companies expect to provide consumers with an enhanced programming lineup featuring content previously exclusive to either Sirius or XM. This broad selection of digital content will include a wide range of commercial-free music channels, exclusive and non-exclusive sports coverage, news, talk and entertainment programming.
XM and Sirius already have the best personalities in the entertainment industry. But today, if you want to listen to Howard Stern and Opie and Anthony, you need to subscribe to both services. The same applies to Martha and Oprah, football and baseball, as well as other exclusive and premium-branded content. This transaction is about choice, and over time we look forward to providing our subscribers with this enhanced programming lineup, something that we know they will enjoy and they will value.
In closing, I hope that you all are as excited about this transaction as we are at XM and Sirius. We believe this is a win-win for consumers, partners, and shareholders. Over the coming months and years, I look forward to working with Mel and his team to achieve the significant benefits of this combination and the many exciting opportunities that this merger will create.
So, with that, let’s turn the call over to the operator so we can answer your questions. Operator?

QUESTION AND ANSWER SESSION
Operator: [OPERATOR INSTRUCTIONS]
Your first question comes from the line of Robert Peck with Bear Stearns. Please proceed.
Robert Peck: Hey, guys, first of all let me start with saying congratulations, we’re very excited for both companies. What I wanted to start with three basic questions and then we have a lot more, but I’ll just get at the end of the line in the queue.

The first actually relates around the synergies and, Mel, maybe you could talk a little bit about this. You’ve seen Wall Street estimates out there, 3 to $7 billion or so. Where do you sort of see the cost synergies centering around, and could you also couple in with that talking about the revenue synergies?
My second question is for Gary. Gary, maybe on the political waters, we assume that both companies have spent a vast amount of time and probably money, probably in the hundreds of thousands of dollars we would guess.
Can you talk about what confidence level you have for a deal getting through or what your sources tell you thus far? And then the last question is just that are there any MAC clauses we should be aware of or any breakup causes we should be aware of for the deal? Thank you both.
Mel Karmazin: So, let me answer the first question. The fact is that we believe that there are synergies in every single line item of the income statement, some of them significant, some of them minor. We think our catering bills are going to be smaller. We think our security bills are going to be smaller. We think that if you take a look at the bigger pictures you can get to see it, but we believe that the amount of money we pay to our auditors are going to be lower, because they’re going to be competing for the business.
So I think that you’re going to find that there is not one cost area, and I would say our legal expense, but we’re sitting in our lawyers’ offices, and I don’t want to be thrown out. But I think that there are no question about the fact that these synergies are real, they are significant, and they are realizable.
The reason that we have not been giving you a specific synergy number directly has everything to do with anti-trust. So throughout this process in doing diligence, there were anti-trust lawyers looking at us and what information we were exchanging.
We know XM and XM knows Sirius very well, and we’re confident that if you take the mid-range of that synergy and you get to somewhere in the 5 to $6 billion, that’s the market capital of one of the companies. There are not many deals that I have seen in my career where I have seen the synergies to be equal to the size of one of the companies. And we’ll capture them and we’ll give the benefit to the shareholders, and let me let Gary answer the next question.
Gary Parsons: Bob, on the regulatory confidence, obviously we would not have entered into this transaction, as you noted, going to the expense and effort to do it, if we were not confident that this was in the public interest. And the public interest is really the standard that this is going to be judged by across the board.
Certainly a lot has changed in a decade, and you can’t walk the halls of a consumer electronics show or anywhere else and not understand the multiplicity of things that are exploding out there for access to the sort of entertainment elements, not just music, but other sorts of information and talk, as well.
So we believe that a thoughtful analysis of that, which we’ll go through, will clearly recognize this broader marketplace that is there and we believe that we are structuring this with the combined sorts of programming alternatives that we will be able to offer such that it will be seen as being in the public interest, and that’s the test.
We know there’s a timeframe that it goes through and a process that it goes through and everyone will have to do that work diligently, but we believe this is the right thing to do, not only for the stockholders, but for the consumers, and that will be the sort of standard that’s used.
Your final question was one simply on MAC elements or breakup fees, and there is a breakup fee reciprocal concept that’s in there, principally for competing bids or something like that and certainly there are MAC clauses, but I think that’s just the norm for any sort of agreement. The pure and simple fact is we’re committed to this and we’re looking to see it all the way through.

Mel Karmazin: Bob, the 8-K, including the merger agreement, will be filed by Friday. You’ll be able to see exactly what’s in there. It’s customary reps and warranties and the breakup fee of $175 million, it’s reciprocal, would happen if in fact a board did not recommend this transaction, and that would be for whatever reason a board wouldn’t recommend that transaction, that would trigger a payment to the other side of $175 million.
Robert Peck: Thanks, Mel, and just to clarify there, Gary, is it fair to assume that your confidence would be greater than 50% or maybe 60% or otherwise you wouldn’t even be attempting this?
Gary Parsons: I don’t want to put numbers on this, but we obviously have to feel that it’s a very good probability, or we wouldn’t go through the effort.
Mel Karmazin: And, Bob, I’ll give you my sense. I would not have gone to our board and have recommended, nor would they have approved it, if they didn’t believe that the chances were greater than 50-50. Now, we’re not speaking for the regulators. We know they have a job to do. We’re going to cooperate with them, but, again, it’s our belief that it would be greater than 50-50.
Robert Peck: Thank you both, and congratulations.
Operator: Your next question comes from the line of Benjamin Swinburne with Morgan Stanley. Please proceed.
Benjamin Swinburne: Thanks, good morning. Let me ask two questions.
First, Mel, you talked about the opportunity of combining the two programming lineups, which is obviously going to impact subscriber growth and potentially your cost per gross add into the marketing spend.
Have either of you done consumer research that you could share with us in terms of how much of your disconnects, either your retail churn or maybe your OEM conversion numbers that cite either the other company’s programming or just general lack of satisfaction with programming as the driver for disconnecting. That might help us actually sort of quantify that opportunity.
And then second, just on the compulsory license negotiations which are going on right now, obviously, the RIAA and NAB are going to have very strong feelings on this deal. Is there any impact of those discussions, negotiations, or processes as a result of the proposed transaction? Thanks.
Mel Karmazin: So take your second one, the NAB’s comments being negative is consistent with their 17 years of negative comments on satellite radio, so it has nothing to do with our RIAA process, and both companies are in negotiation.
As a matter of fact, that’s one of the areas where Gary and I got to know each other better in working jointly together on that issue. And we have filed our comments, we will go through a process this year as separate companies in our negotiation with the RIAA and we don’t think that this merger would have anything to do with our negotiations.
We’re far apart on where we think our royalties should be. We believe we are paying far more money as a percentage of our revenue than we should be and we’ve made some pretty compelling arguments in our filings and to give the other side their fair due, they feel that we’re not paying enough. So hopefully we’ll come to a resolution in that area and it would be done prior to the merger being approved.
Gary Parsons: On the first part of your question, which was more on the studies that we have of various programming, obviously both companies have a continuing process of testing the consumer waters and determining, but at the end of the day it’s all about value proposition.

Obviously, if you have more or better content and more attractive pricing or a better overall value proposition for consumers, you’re going to have higher retention, greater acquisition for lower costs and conversion rate improvement. Those things are pretty straightforward and across the board, and so that’s one of the underlying positives that not only comes to the consumer out of the better value proposition but then accrue back to the companies.
Mel Karmazin: And I can tell you that when we did not have a portable product, there were people who wanted to subscribe to Sirius but we didn’t have the portable product to satisfy them. When we came out with the portable product, we found that we got new subscribers. Our research indicates that there are an awful lot of people out there who like the content that we offer and also like the content that XM offers, and the thought of them having two radios is not as attractive to them as if in fact there was a product out there that could get both content. So we think that there is a market.
We’ve said this many times, that our business model doesn’t work by us taking subscribers for XM. They don’t have enough subscribers for us to take from, whereas the vast majority of the subscribers we’re looking to gain are the 90% of the people who are currently not subscribers to satellite radio.
And that’s the market that we’re targeting and that’s the market that we believe that our combined terrific content and devices will make us more competitive with the alternatives that are out there that are competing with us, mainly for free.
Benjamin Swinburne: Thank you.
Operator: Your next question comes from the line of Bryan Kraft with Credit Suisse. Please proceed.
Bryan Kraft: Thank you. How will you manage the transition from two networks to a single platform, and what’s the integration path for the networks, and also for the radios, particularly on the OEM side for the radios?
Gary Parsons: Yes, Brian, on that front, the first pure and simple fact is each company has millions of existing radios that are in cars and that are in consumers’ hands and both sets of technologies and both platforms have to be continued on an ongoing basis for an extensive period. So that part, all of our customers and partners should have great comfort in.
But, also, what we do understand is as you’re aware from the task force of interoperability that we’ve had ongoing, we have joint engineering teams working hard to try to develop radios that would in fact be capable of accessing the full range of content from both systems and both architectures.
And, as we begin to roll those out and make those more commercially viable, which we would certainly be able to do far more effectively as a combined company, then you’re able to access the total portfolio of programming, and you gain a lot more flexibility through that process by doing it.
Now, are there other synergies and improvements and CapEx savings that we can make actually back into the satellite architectures and the combined terrestrial network? Absolutely. The sparing capabilities and the ability to overlay the repeater networks nicely, I think those are somewhat longer-term CapEx savings as we go throughout, but that’s the general migration or transition-type plan that you would see.
Bryan Kraft: And if I could just follow up, I mean, you talk about offering a much broader array of content by combining those factors and being able to eliminate some of the redundant channels. At what point in time do you think you can do that? Because I think you’ve got to get the vast majority of your customers onto the radios with the dual chipsets before you can do that. Am I thinking about that correctly?
Mel Karmazin: I think there’s all kinds of opportunities in the interim period, so let’s assume that we had a conversation with one of our content partners that was exclusive and that the merger has now occurred and that we believe that we want to expose that content to a wider audience and it’s in XM’s interest to want to have that content.
Then we would be able to change that deal from an exclusive to where it’s a shared content, so that someone who’s driving in a General Motors vehicle or driving in a Ford vehicle would be able to access that content.
So it really doesn’t require just that chipset. We can do these things in advance through negotiation with our content partners.
Bryan Kraft: Okay, thank you.
Operator: Your next question comes from the line of Jonathan Jacoby with Banc of America Securities. Please proceed.
Jonathan Jacoby: Good morning. Three questions here, as well. If you could give us a little bit more color, sort of what knowledge has been shared between the two companies, what would be the marketing strategies in the interim period here? That’s the first question.
Second question is from a technology standpoint, to use both spectrums, are you going to have to launch new satellites to broadcast across the entire 25 megahertz? My understanding is satellites don’t have enough power.
And then, lastly, have you thought about the concern with the NAB perhaps on a Congressional issue? They reintroduced HR 983 last week. Do you think sort of the NAB might use that as a springboard to bring Congress involved into the mix here in terms of looking at a transaction? Thank you.
Mel Karmazin: Okay, well, Gary, why don’t you start?
Gary Parsons: Let me start off on the thing. First off, on the interim operations, Jonathan, let’s be very clear about this. We have had excellent antitrust and regulatory advice from our counsel and until this merger is consummated and closed, both companies will continue to operate as we do today in the normal course. The agreements, you’ll see them as they’re filed, will provide great flexibility for both of us to continue to execute on our plans. So look for no changes on that particular front.
On the new satellites front, if you were simply trying to move to an architecture where a single satellite spans both sets or a single constellation spanned both sets, that’s much further out, but you do have the ability to integrate the two different systems together at the chipset level if you can — it takes a little bit additional development, as you know.
We’ve been working on those for a good period of time. And certain of our satellites do have the capability of going across both sets of spectrum, so we believe there could be near-term CapEx savings associated with that.
And let me let Mel hit some of the NAB congressional actions.
Mel Karmazin: Well, on the subject of congressional issues, we have obviously reached out in the last 12 hours or so to some of the members, to talk to them about why this merger is in the best interest of their constituents. They’re in recess this week. Our plan will be to visit with them next week and lay out why this merger is a great merger for the consumer.
Regarding any lobbying organization efforts, all I can say is the fact that — and I don’t want to dwell on the NAB, but terrestrial radio has been saying for all of these years, and I go back to when I started funding it in 1990, the lobbying efforts on the part of the NAB against satellite radio. And all of what they were saying is satellite radio competes with terrestrial radio, gee, they have different standards. We’re competitors.

And now what they’re saying is satellite radio is a monopoly if the two companies combine. So I think that on the Pickering bill, that obviously we have a viewpoint that we are currently not in — we’re not using our local repeaters for any local programming.
We certainly believe that we should be allowed, because the American public wants us to be allowed, to broadcast the Yankee games on XM or to broadcast the Giants on Sirius. And the NAB is saying that’s local content, and we’re saying we’re broadcasting it on a national footprint, we’re not into the local advertising market.
And, again, our belief is that we have the winning size of the rational argument, but we’ve been — NAB has sort of been doing an aggressive job in sort of putting down everything that’s competitive to them rather than selling their own proposition.
Jonathan Jacoby: Just quickly as a follow-up in terms of a modeling question, what are the current shares outstanding for both companies? Thanks.
Mel Karmazin: Why don’t we give you that number offline, so we’ll have someone from investor relations call you at the end of this call.
Jonathan Jacoby: Great, thank you.
Operator: Your next question comes from the line of Tom Watts with Cowen & Company. Please proceed.
Tom Watts: Again, congratulations, everybody. Two quick questions. One, does the merger or establishing interoperability between the systems change any provisions in your OEM royalty agreements, or is there an opportunity to renegotiate some of those royalty arrangements?
And, second, given some of the planned satellite launches by both companies, will this affect that satellite launch schedule or are there any opportunities to incorporate different capabilities into those satellites?
Mel Karmazin: So, firstly, in the case of Sirius, we have announced that we are going to launch Sirius Five in 2008, and this transaction will not in any way alter that. Not that it wouldn’t have been a good idea if we could, but we’re absolutely committed to that and we are not going to alter that.
Regarding our deals with OEM, both companies believe in honoring agreements, not in breaking agreements. We have no interest in doing anything that’s inconsistent with any of our OEM agreements. So on the subject of interoperable radios, that if the car companies believed that it was in the best interest of their drivers and that they wanted to be able to have us do that, we would be wide open and open to do it.
In the meantime, we would move ahead first rate on retail. We think that retail is looking for new products. We think that one of the big drivers for demand for satellite radio at retail will be an interoperable or a next-generation product. And once we get the regulatory approval, we could sort of look to get that quick to market.
Gary Parsons: And, Tom, I’ll amplify those comments as well, too. I mean, that’s exactly what we believe. We actually believe that our OEM partners, the new car manufacturers, may see great promise and positive aspects that could come from a combined company and the strength that that would then offer to them.
And directly to the satellite question, as you’re aware, XM just completed the launch of XM Four back in November-December timeframe, and so that constellation is compete at this timeframe. We’re constructing the final ground spare this year, but nothing in this transaction changes or modifies the current plans that we would have on the constellation.
Mel Karmazin: And that’s why we talked about the two types of synergies. There’s the synergies that we know we can get to immediately upon closing, and then there is really, unlike a lot of other types of transactions, there are those synergies, and then there becomes this longer-term opportunity to get another bite at the bullet of synergies as we get into future constellations and repeater networks.
Tom Watts: Okay, thanks very much.
Operator: Your next line comes from the line of Barton Crocket with JPMorgan. Please proceed.
Barton Crocket: Okay, great, thank you for taking the question. I wanted to ask a question about pricing, and the question is really this. As I understand the way Justice Department traditionally looks at defining a market, one of the things they focus on is pricing sensitivity. So if you’re able to raise prices and not lose many customers, then you’re deemed to have a distinct market, whereas if you raise pricing and lose customers, there’s substitution and lessening.
You guys had talked about an interest in raising prices. XM did that a year ago. I was wondering if you could talk a little bit about how you see the pricing analysis playing out in terms of being supportive of your anti-trust argument and maybe an issue you have to contend with, and also what the opportunity is over time for you guys to raise prices or not. Thank you.
Gary Parsons: Thanks, Barton. Actually, just a quick correction. XM raised prices I guess two years ago.
Barton Crocket: Okay.
Gary Parsons: So its’ been a while on that timeframe, but the one thing that we do know, this is directly to your other question, clearly, it’s the combination of price and product that is out there that determines how quickly you grow your subscriber base, and we know even from our OEM conversion rates and the people that adopt it on an ongoing basis, raising our prices diminished our conversion rates on some fronts.
So that is a situation that you’re clearly cognizant of being constrained by this AM-FM free radio, as well as iPod jacks and CD players and other things like that in the car as a constraining factor on that that we look at on a daily basis, and, frankly, that we’ve been looking at in our own pricing philosophies prior to the discussions of this sort of a combination.
Mel Karmazin: So there hasn’t been a price increase in satellite radio in the United States in those two years. When XM announced their pricing, Sirius did not raise its price, and the reason for it is that we are competing principally with free radio, and what we’re trying to do is get more subscribers, not to just be trying to charge the 10% of the population that we currently have as subscribers more money, but we need to reach out to that 90% and that 90% of the people have not yet subscribed and obviously there’s a sensitivity on the price point. So that our feeling is that unlike if you think about DISH and DirecTV, because that was brought up over the last few hours by some people, that this is totally unlike that.
Because in the case of video, 90% of the population is not watching it over the air with rabbit ears, but they’re getting their television from cable or satellite. So the markets really just pay services. Here, in our case, the vast majority, over 90% of the people, are getting their radio over the air and for free. And that will be a restraint on satellite radio’s overall ability to raise prices. And we’re confident that the Justice Department will see that when they look at all of our competitors.
Barton Crocket: Okay, great, and then, in terms of your business, you have in the past been interested, Mel, in the potential for raising prices, which obviously hasn’t happened. When we look at the ARPU line over time with the combined company, should we assume that there is potential for price hikes or ARPU lift from some other measures? I noticed you talked about a la carte and maybe that plays into it. If you could elaborate.
Mel Karmazin: Sure. I think that you ought to assume that the ARPU numbers that will increase in the futures, in part because of additional services, so we’re going to be introducing video, and XM has a bunch of navigation and marine and weather.

We also believe that the advertising line is going to contribute significantly in the future towards ARPU and regarding any pricing opportunities that could exist over time, those will have to be visited as we take a look and see how robust the satellite radio market is and what our cost structure is and what the consumer is willing to pay.
We don’t want to do anything today — so let’s forget this merger, for a second. We don’t want to do anything today at Sirius that’s going to slow down the adoption of more people coming to satellite radio. So the reason that we have not raised our price isn’t necessarily related to XM at all, because we can argue that maybe related to XM we could have done a price increase, but that’s not our competitor.
The issue for us is the reason that we have not raised the prices when there are two companies is because of that overwhelming market out there of people who are not paying for radio who haven’t yet adopted it.
Barton Crocket: Okay, great. Thank you very much.
Operator: Your next question comes from the line of Vijay Jayant with Lehman Brothers. Please proceed.
Vijay Jayant: Thank you. The current license for satellite radio sort of requires one company not owning both licenses. Given the opportunity to expand your offering on audio, does it really matter that you need both the 12.5 megahertz, or if it comes down to getting the approval, you could give back 12.5 megahertz and still have a robust merged entity. Any thoughts on that comment?
Gary Parsons: Vijay, let me address that one. First off, I mean, obviously, I think the folks that have studied this understand these license awards were a decade ago and those were the determinations that were put in place at that time. By the way, that rule is not like a Congressional record rule. It simply was part of the license award. But the pure and simple fact is really it is not practical to look at turning off one system or turning off one set of satellites or something in that nature. You really don’t have that as a feasible alternative.
You have millions and millions of radios out there on each one of those sets of spectrum and constellation that are embedded into vehicles, many times on a factory-installed basis and not easily replaceable. I don’t think either we or anyone who’s looking at it from a practical or a consumer-friendly or public interest standard is really going to look at those sorts of alternatives, but clearly that’s something that we have to continue to have a backwards compatibility and serve that very large existing customer base.
Vijay Jayant: But, Gary, assuming that you get temporary authority on that spectrum, because I don’t really think anybody is going to develop any satellite radio eventually, given you guys have locked up every OEM and programmer out there. I mean, isn’t that potentially a viable solution if the government denies the transaction?
Mel Karmazin: You don’t want to cause harm to the consumers. Just take the do not harm scenario, and take the people who currently have bought a vehicle. They have a Mercedes, they have a radio in that, that can only pick up Sirius. I cannot see it in the government’s interest in not continuing to serve that consumer.
Vijay Jayant: Just as a follow-up, what is the surviving platform, is it XM or Sirius? Has that been determined?
Gary Parsons: It’s both. Vijay, once again, just to make sure that this is crystal clear, we each have satellite constellations that may have 15 or more years of lifetime within there and millions and millions of subscribers depended upon that satellite constellation. It is simply not realistic or practical to look at the elimination of a platform.
Vijay Jayant: Great, thank you.

Operator: Your next question comes from the line of David Bank with RBC World Markets. Please proceed.
David Bank: Thanks, good morning. One quick follow-up on the regulatory side. I think people are pretty understanding of the argument that the market definition of mobile audio entertainment is pretty broad from a DOJ perspective. I think what we could use a little bit more clarity on is the actual process by which you get the waiver from the FCC in terms of the limitations on the one license holder owning another, is there any more clarity you can give there?
Mel Karmazin: So the way it will work is that we will, within 20 days of signing, we will file our Hart-Scott-Rodino, and that will trigger the activity at the Justice Department, and you said that you’ve sort of got an understanding of how that flows. Within 25 days, we’ve agreed that we’re going to file an application with the FCC, and that will start the clock going at the FCC.
And, ultimately, when we get down to it, it’s going to be determined by the five commissioners voting as to whether or not the five commissioners believe that this merger is in the public interest. And is the consumer going to get more choice and better pricing?
We believe that the $26 that the consumer currently pays to be able to get the content from both services have the opportunity to be vastly improved. So we think that there re opportunities for the consumer to get better pricing and for them to have more choices and we will answer any questions that the FCC has on this issue of public interest and, at the end of the day, the commissioners will vote and hopefully vote in favor of the merger.
David Bank: Okay, thanks, guys.
Gary Parsons: And I think we only have maybe one more question.
Operator: We have time for one last question. That question comes from the line of Laraine Mancini with Merrill Lynch. Please proceed.
Laraine Mancini: Thanks, a couple questions for you. First of all, there’s going to be a lot more Sirius shares in the market, and now that you’ve got potentially a much faster-growing cash flow, how do you look at stock buybacks in the future, in the combined company?
Also, how quickly do you think can get the interoperable product in the market, and in line with that, what do you think the replacement cycle is for your current retail products? Is it three years? How long will it take once that’s in the market for people to switch in their replacement?
Mel Karmazin: I like the question on free cash flow, because I truly believe that free cash flow is what creates wealth for shareholders, and this transaction would get us to have more significant free cash flow. And when you start thinking about when you have this free cash flow, what do you do with it?
So you could pay down debt and that’s certainly something that both companies will be very unleveraged at that point. You can use it to make acquisitions, and I’m not sure what there would be out there in the way of acquisitions, or the third thing that you would use that free cash flow would be to buy back your stock. And certainly that’s something that we would have a great deal of interest, since both management teams are fully vested, along with the shareholders.
On the point about products, we’re constantly coming out with new products and what we think will happen is that there’s a team in Boca Raton, many of you visited it in the past to take a look at those people who are also working on the interoperable radio. There is an ability that we would have once we are together to figure out the way to market it and bring it into the consumer in as fast an opportunity as we can, because that product truly gives the consumer the ability of choice.

We would be anxious to bring it to market once we know that we have this regulatory approval.
Gary Parsons: And certainly on a combined basis that is the real essence, not only can the combined engineering and technology teams focus much more effort on that to be able to do it, but in the longer term, what you’re really trying to do is you’re trying to match up as elegantly as you can the range of consumer desires and options with what we can then provide, whether it’s on a stand-alone basis or small packages of capabilities at somewhat lower rates or this entire interoperable capability that would then give the richest possible experience.
And the company, on a combined basis, will have every economic incentive to ensure that that is done as rapidly as possible and that the broadest portfolio of alternatives, not only from numbers of channels and types of channels and pricing, but also from numbers of devices and types of devices are out there as quickly as possible.
Mel Karmazin: So we know that we’ve given you an awful lot of material in a short period of time, and we have a bunch of meetings that we really need to go to, so Gary and I are off. But our crack investor relations teams are available to you, so if there’s any questions you want, I’m sure they will all be responsive. And, on behalf of both of us, thank you for joining us today.
Operator: Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect and have a good day.